UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Terranova S.A.
(Exact name of registrant as specified in its charter)

Terranova S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- _____

NEWS RELEASE
For further information contact:
Marcelo Padilla	Maria Barona / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8443	(212) 406-3690/1
marcelo.padilla@masisa.com	masisa@i-advize.com
www.masisa.com

TERRANOVA S.A. REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS

Santiago, Chile, April 29, 2005 -- TERRANOVA S.A., a forestry group with operations in Chile, United States, Mexico, Brazil, Argentina and Venezuela, announced today its consolidated financial results for the first quarter of 2005. The figures disclosed are stated in U.S. dollars and prepared in accordance with Chilean GAAP.

FIRST QUARTER 2005 HIGHLIGHTS

  Operating income for the quarter increased 67% year-over-year, totaling US$28.4 million. This result represents a quarter-over-quarter increase of 36%.
  Consolidated net sales increased 22% year-over-year, totaling US$178.1 million. Consolidated net sales increased 2% quarter-over-quarter.
  Gross margin increased 39% year-over-year, totaling US$51.5 million. Gross margin represented 29% of sales, which favorably compares to 25% for the first quarter of 2004.
  Compared to the fourth quarter of 2004, gross margin increased 4%.
  Earnings per share for the first quarter of 2005 totaled US$0.0028, which compares to US$0.0020 for the first quarter of 2004.

		Quarter ended on
	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005

	(US$ million)

Consolidated net sales	145.8	155.1	175.5	174.5	178.1
Gross profit	36.9	47.0	55.6	49.7	51.5
Operating income	16.9	25.7	31.6	20.9	28.4
Net income	8.0	8.1	10.2	30.6	10.9

Margins (*)
Gross profit margin	25.3%	30.3%	31.7%	28.5%	28.9%
Operating margin	11.6%	16.6%	18.0%	11.9%	15.9%
Net income margin	5.5%	5.2%	5.8%	17.5%	6.1%

Change (**)
Consolidated net sales	13.9%	6.4%	13.1%	-0.6%	2.1%
Gross profit	48.9%	27.3%	18.2%	-10.7%	3.8%
Operating income	802.6%	51.6%	23.1%	-34.0%	36.0%
Net income	-215.9%	1.0%	26.2%	200.3%	-64.2%

(*): As a % of Revenue
(**): Compared to the previous quarter

First Quarter 2005

Consolidated net sales
Consolidated net sales for the first quarter of 2005 totaled US$178.1 million, a 22.2% increase year-over-year. When compared to the fourth quarter of 2004, consolidated net sales increased 2.1%

Consolidated sales volume of radiata pine doors, finger-joint mouldings and boards varied by -17.2%, -21.7% and -0.6% when compared to the first quarter of 2004. Volume declines were more than offset by price increases.

In relation to the fourth quarter of 2004, volumes for abovementioned products fluctuated by 2.0%, -0.5% and 2.2%, respectively.

Operating income

Operating income for the quarter reached US$28.4 million, a 67.5% increase year-over-year.

Quarter-over-quarter, operating income increased 36.0% . The primary factors that explain the quarter-over-quarter variations in performance were:

  Better operating results in Chile, which reached US$3.7 million.
  Strong performance of the Venezuelan market.
  Sawn wood price improvements in Mexico.
  Lower SG&A expenses.
  Lower operating results for Masisa.

Non-operating results
Non-operating income for the first quarter of 2005 totaled a loss of US$8.3 million, which compares to a loss of US$3.2 million for the first quarter of 2004. This is explained, mainly, by an important foreign exchange gain during the first quarter of 2004.

Non-operating income for the fourth quarter of 2004 totaled US$17.6 million. The non-operating income for the fourth quarter of 2004 included an extraordinary gain for the sale of approximately 12 thousand hectares of radiata pine plantations in Chile, which were sold for US$73.4 million. The transaction was materialized in December.

FINANCIAL SUMMARY

For the first quarter ended March 31, 2005:

The table below shows the company’s consolidated financial highlights for the quarter and the percentage change compared to the same period of 2004.

	Quarter ended on
	Mar 31,	Mar 31,	Change
	2004	2005	%

		(US$ million)

Consolidated net sales	145.8	178.1	22.2%
Gross profit	36.9	51.5	39.5%
SG&A	(20.0)	(23.2)	15.8%
Operating income	16.9	28.4	67.5%
Net income	8.0	10.9	36.9%

Depreciation	12.1	12.6	3.9%
Amortization	0.2	0.1	-54.5%
Depletion	5.3	5.5	1.9%

Earnings per Share (US$)	0.0020	0.0028

Segment Information:
The following table presents results based on the source which originated the sale:
	Quarter ended on

	Mar 31, 2004	Mar 31, 2005

	(US$ million)
Sales
Chile	19.9	21.1
United States	31.1	41.2
Venezuela	15.7	26.1
Mexico	13.2	14.4
Brazil	7.2	8.2
Masisa	87.9	104.6
Other (*)	(29.1)	(37.4)

Total	145.8	178.1

Gross Margin
Chile	3.8	5.7
United States	3.5	3.5
Venezuela	3.7	5.5
Mexico	1.1	2.0
Brazil	1.2	1.3
Masisa	22.4	28.2
Other (*)	1.4	5.3

Total	36.9	51.5

Operating Income
Chile	1.4	3.7
United States	1.6	0.9
Venezuela	1.4	2.1
Mexico	0.3	1.0
Brazil	0.6	0.5
Masisa	11.6	15.7
Other (*)	0.1	4.5

Total	16.9	28.4

Depreciation
Chile	2.5	1.3
United States	0.2	0.2
Venezuela	2.5	2.8
Mexico	0.0	0.0
Brazil	0.9	0.9
Masisa	6.8	7.3
Other (*)	(0.7)	0.2

Total	12.1	12.6

Product Segment Information:

The following table shows the company’s consolidated net sales by product.

	Quarter ended on

	Mar 31, 2004	Mar 31, 2005

	(US$ million)

Solid Wood Doors	9.4	9.8

Boards
PB	29.4	35.1
MDF	47.0	60.3
OSB	12.6	11.3

Mouldings
MDF Mouldings	4.2	9.4
FJ Mouldings	19.7	20.5

Sawn Lumber	12.5	15.8
Other Products	11.0	15.8

Total	145.8	178.1

The following table shows the company’s physical sales volume in cubic meters.

	Quarter ended on

	Mar 31, 2004	Mar 31, 2005

	(Thousand m3)

Solid Wood Doors	12.1	10.0

Boards
PB	160.2	167.8
MDF	223.2	217.2
OSB	57.6	53.3

Mouldings
MDF Mouldings	13.5	20.5
FJ Mouldings	49.5	38.8

Sawn Lumber	79.6	79.7
Other Products	635.7	516.3

Total	1,231.2	1,103.6

Markets Information

The following table presents sales, by final destination, in each of the company’s markets as a percentage of total consolidated net sales for each period.

	Quarter ended on

	Mar 31,	Mar 31,
	2004	2005

USA	27.8%	26.4%
Chile	18.5%	16.3%
Mexico	16.9%	17.0%
Brazil	13.7%	13.2%
Venezuela	5.8%	8.4%
Argentina	5.6%	6.6%
Other	11.8%	11.9%

TERRANOVA S.A AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

	Quarter ended on
	Dec 31,	Mar 31,	Mar 31,

	2004	2004	2005

	(US$ million)

Consolidated net sales	174.5	145.8	178.1
Cost of goods sold	(124.9)	(108.8)	(126.6)
Gross profit	49.7	36.9	51.5
SGA	(28.8)	(20.0)	(23.2)
Operating income	20.9	16.9	28.4

Interest expense, net	(10.2)	(9.7)	(8.9)
Other income (expense)	31.7	1.0	0.7
Foreign exchange gain (loss)	(3.9)	5.5	(0.1)
Non-operating result	17.6	(3.2)	(8.3)

Income before taxes and minority interest	38.5	13.8	20.0

Minority interest	(1.3)	(2.9)	(3.6)
Income tax	(6.6)	(2.8)	(5.5)

Net income	30.6	8.0	10.9

Earnings per share (US$)	0.0078	0.0020	0.0028

Due to rounding, numbers may not add up.

TERRANOVA S.A AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

ASSETS	Mar 31,	Mar 31,
	2004	2005

	(US$ million)

Cash and cash equivalents	24.4	61.4
Accounts receivables	128.7	146.3
Notes and accounts receivable from related companies	7.3	6.5
Inventories	177.1	202.1
Recoverable taxes	40.5	49.6
Other current assets	58.3	12.7
Total Current Assets	436.3	478.5
	-	-
Property, Plant and Equipment	1,403.3	1,373.3
	-	-
Investments in unconsolidated affiliates	2.2	3.5
Goodwill and negative goodwill, net	(44.9)	(42.3)
Long term receivables	2.4	5.4
Notes and accounts receivables from related companies	3.0	0.6
Other assets	39.5	28.8
Total Other Assets	2.2	(4.0)

TOTAL ASSETS	1,841.8	1,847.8

Due to rounding, numbers may not add up.

LIABILITIES AND SHAREHOLDER’S EQUITY	Mar 31,	Mar 31,
	2004	2005

	(US$ million)

Short-term bank borrowings	196.3	110.8
Other long-term borrowings due within one year	14.2	28.9
Accounts payable	49.5	62.1
Notes and accounts payable to related companies	1.6	3.1
Accrued liabilities	23.4	25.1
Other current liabilities	4.3	8.7
Total Current Liabilities	289.2	238.6

Long-term bank borrowings	202.0	176.8
Other long-term borrowings	289.8	281.8
Deferred income taxes	-	0.4
Other long-term liabilities	13.1	18.3
Total Long term Liabilities		477.3
	504.9

Minority Interest	306.0	340.3
Total Shareholders’ Equity	741.6	791.6

TOTAL LIABILITES AND SHAREHOLDER’S EQUITY	1,841.8	1,847.8

Due to rounding, numbers may not add up.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005

Terranova S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel